The information in this free writing prospectus is not complete and may be changed.

This Free Writing Prospectus Is Subject to Completion

Free Writing Prospectus (To the Prospectus dated August 31, 2007 and Prospectus Supplement dated September 4, 2007)	Filed Pursuant to Rule 433 Registration No. 333-145845 September 10, 2007

US$ [Callable] Range Accrual Notes due

Principal Amount:	US$	Issuer:	Barclays Bank PLC (Rated AA/Aa1)*
Issue Price:		Series:	Medium-Term Notes, Series A
Principal Protection Percentage:	100%	Original Issue Date:
CUSIP Number:		Maturity Date:	, subject to optional redemption (for a term not less than one year).
ISIN:		Denominations:	Minimum denominations of US$ and in integral multiples of US$ thereafter.
Business Day:	☐ New York ☐ London ☐ Euro ☐ Other ( )	Business Day Convention:	☐ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☐ Unadjusted

Interest Rate Type (see Interest Rate Formula below):

☐    Fixed Rate

☐    Regular Floating Rate

☐    Inverse Floating Rate (see page S-37 of the prospectus

        supplement for a description of inverse floating rate Notes)

☐    Other (see description in this free writing prospectus)

Day Count Convention: ☐ Actual/360 ☐ 30/360 ☐ Actual/Actual ☐ Actual/365 ☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252
Reference Asset/Reference Rate: ☐ CD Rate ☐ CMS Rate ☐ CMT Rate Designated CMT Telerate Page: ☐ 7051 ☐ 7052 ☐ Commercial Paper Rate ☐ Eleventh District Cost of Funds Rate ☐ EURIBOR

☐    Federal Funds (Effective) Rate

☐    Federal Funds (Open) Rate

☐    LIBOR Designated LIBOR Page:      ☐ Reuters:

                                                                     ☐ Telerate:

☐    Prime Rate

☐    Treasury Rate

☐    Consumer Price Index (the “CPI”); Reference Month:

☐    Other (see description in this free writing prospectus)

Index Maturity:
Spread:		Maximum Interest Rate:	See Range Rates below.
Multiplier:		Minimum Interest Rate:	See Range Rates below.
Initial Interest Rate:
Interest Rate Formula:

For each interest period, the interest rate per annum will be equal to the sum of:

(a) the product of (1) the applicable inside range rate and (2) the applicable accrual factor, and

(b) the product of (1) the applicable outside range rate and (2) one minus the applicable accrual factor. .

Accrual Factor:	With respect to any interest period, the number of calendar days in the interest period where the value of the reference rate is within the range—above the lower barrier and at or below the upper barrier—divided by the total number of calendar days in the interest period. Notwithstanding anything else to the contrary, on any calendar day that is not a business day and for which, therefore, no reference rate is available, the reference rate on the preceding business day will apply with respect to that calendar day.
Rate Cut-Off:	The reference rate applicable to the business day prior to an interest payment date will remain in effect until the interest payment date.
Range Rates:
	Period	Inside Range Rate (per annum)	Outside Range Rate (per annum)
	—%		%
	—%		%
	—%		%
Range
	Period	Lower Barrier	Upper Barrier
	—%		%
	—%		%
	—%		%
Interest Payment Date:	☐ Monthly, ☐ Quarterly, ☐ Semi-Annually, ☐ Annually, in arrears on , commencing on and ending on the maturity date or the early redemption date, if applicable.
Interest Period:

The initial interest period will begin on, and include, the issue date and end on, but exclude, the first interest payment date. Each subsequent interest period will begin on, and include, the interest payment date for the preceding interest period and end on, but exclude, the next following interest payment date. The final interest period will end on the maturity date.

Redemption at the Option of the Company:
Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will be not listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

*	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Factors” beginning on page FWP-3 of this free writing prospectus.

Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2007 and the prospectus supplement dated September 4, 2007, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	%	%	%*
Total	$	$	$

*	Variable Price Offer. The Notes are being sold in one or more negotiated transactions, at prices that may be different than par, and such sales may occur at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Notes may be sold at a discount and the redemption price may equal 100.00% or some other percentage of par.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”), and Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

GENERAL TERMS FOR THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contain the terms of the Notes and this free writing prospectus supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What Is the Interest Rate Payable on the Notes Assuming a Range of Performance for the Reference Rate?

The following examples illustrate the examples of the amount that may be payable on an interest payment date:

You will not receive less than the principal amount of the Notes if you hold the Notes to maturity.

Interest Rate Calculation

Step 1: Calculate the accrual factor.

With respect to any interest period, the accrual factor is a fraction, where the numerator equals the number of calendar days in the interest period where the value of the reference rate is within the range—above the lower barrier and at or below the upper barrier—and the denominator equals the total number of calendar days in the interest period.

Step 2: Calculate the annual interest rate for each interest payment date.

For each interest period, the interest rate per annum will be equal to the sum of:

(a)	the product of (1) the applicable inside range rate and (2) the applicable accrual factor, and

(b)	the product of (1) the applicable outside range rate and (2) one minus the applicable accrual factor.

If interest rate per annum on any interest payment date is zero, you will not receive an interest payment on the corresponding interest payment date.

Example 1: Assuming the value of the reference rate is within the range(s) on every calendar day in the applicable interest period (i.e., accrual factor = 1), on the applicable interest payment date, you would receive the applicable inside range rate for that interest period. Assuming that the applicable inside range rate was 5.00%, the interest rate per annum for the applicable interest period would be 5.00% calculated as follows: 5.00% x 1 = 5.00%.

Example 2: Assuming the value of the reference rate is outside the range on every calendar day in the applicable interest period (i.e., accrual factor = 0), on the applicable interest payment date, you would receive the outside range rate for that interest rate period. If the outside range rate for the interest period is 0.00% per annum, the interest rate per annum for the applicable interest period would be 0.00% calculated as follows: 0.00% x (1 – 0) = 0.00%, and you would receive no interest payment for that interest period.

FWP–1

Example 3: Assuming the value of the reference rate is within the range on 60% of the calendar days (i.e., accrual factor = 0.6) in the applicable interest period and is outside the range on the other 40% of the calendar days (i.e., accrual factor = 0.4) in the applicable interest period, on the applicable interest payment date, you would receive the sum of (a) 0.6 multiplied by the applicable inside range rate for that interest period, plus (b) 0.4 multiplied by the applicable outside range rate for that interest period. Assuming that the applicable inside range rate was 5.00%, the interest rate per annum for the applicable interest period would be 3.00% calculated as follows: (5.00% x 0.6) + (5.00% x 0.4) = 3.00%.

Step 3: Calculate the interest payment amount payable for each interest payment date.

For each interest period, once the calculation agent has determined the interest rate per annum, the calculation agent will calculate the actual interest payment amount by multiplying the relevant principal amount by the annual interest rate for the relevant interest period. This amount will then be multiplied by the applicable day count fraction calculated, for example, on a 30/360 basis. No adjustments will be made in the event an interest reset date or an interest payment date is not a business day.

Interest Payment Calculation

Example: Assuming a hypothetical interest rate per annum of 4.455% for the applicable interest period and a quarterly interest payment date, the interest payment amount on $1,000 principal amount of Notes would be $11.14, calculated as follows:

Interest Factor = 4.455% x (90/360) = 1.114%

where, 30/360 is the applicable day count fraction for the relevant interest period.

Interest Payment = $1,000 x 1.114% = $11.14

Selected Purchase Considerations—General

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity [or early redemption date, if applicable], regardless of the performance of the reference rate. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Interest Payments—Your Notes will pay interest linked to the performance of the reference rate relative to the range(s).

Selected Purchase Considerations—Tax Treatment

The following discussion supplements the discussion in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations” and supersedes it to the extent this discussion is inconsistent therewith. The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. If the Notes are as described under the heading “—Variable Rate Debt Instrument” below, then we intend to treat the Notes as variable rate debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement. If the Notes are treated as variable rate debt instruments, they may be issued with original issue discount as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount” and “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement. For purposes of obtaining the issue price of the Notes to determine whether the Notes were issued with original issue discount, you may call Structuring, Investors Solutions Americas at (212) 412-1101. In addition, if the Notes are variable rate debt instruments and you purchase your Note at a discount or premium to its adjusted issue price as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Market Discount and Premium” in the prospectus supplement, you should consider the rules described in that section. If the Notes are not as described under the heading “—Variable Rate Debt Instrument” below, then we intend to treat the Notes as “contingent payment debt instruments” subject to taxation as described under “—Contingent Payment Debt Instruments” below and under the “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

Variable Rate Debt Instruments

In general, a Note will be treated as a variable rate debt instrument if: the issue price of the Note (as described below) does not exceed the total amount of noncontingent principal payments on the Note by more than the product of the principal payments and the lesser of (i) 15 percent or (ii) the product of 1.5 percent and the number of complete years of the Note’s term (or its weighted average

FWP–2

maturity in the case of a Note that is an installment obligation), and the Note does not provide for any stated interest other than stated interest paid or compounded at least annually at a qualifying variable rate which is (i) one or more “qualified floating rates,” (ii) a single fixed rate and one or more qualified floating rates, (iii) a “single objective rate,” or (iv) a single fixed rate and a single objective rate that is a “qualified inverse floating rate” (each as described below).

The issue price of Notes generally is the first price at which a substantial amount of the Notes is sold to the public for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), excluding pre-issuance accrued interest. In general, a qualified floating rate is a variable rate whose variations can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the debt instrument is denominated and is set at a “current rate.” A qualified floating rate must be set at a current value of that rate. A current value is the value of the variable rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that day.

A multiple of a qualified floating rate is generally not a qualified floating rate unless it is either:

•	a product of a qualified rate times a fixed multiple greater than 0.65 but not more than 1.35, or

•	a multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate.

Certain combinations of rates are treated as a single qualified floating rate, including (i) interest stated at a fixed rate for an initial period of one year or less followed by a qualified floating rate if the value of the floating rate at the issue date is intended to approximate the fixed rate, and (ii) two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Note. A combination of these rates is generally treated as a single qualified floating rate if the values of all rates on the issue date are within 0.25 percentage points of each other. A variable rate that is subject to an interest rate cap, floor or similar restriction on rate adjustment is treated as a qualified floating rate only if the restriction is fixed throughout the term of the Note, or is not reasonably expected as of the issue date to cause the yield on the Note to differ significantly from its expected yield absent the restriction.

An objective rate is, in general, a rate (other than a qualified floating rate) that is determined using a single fixed formula and that is based on objective financial or economic information (other than a rate based on information that is within the issuer’s control (or the control of a party that is related to the Issuer) or that is unique to the issuer’s circumstances (or those of a related party)). An objective rate must be set at a current value of that rate. A current value is the value of the variable rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that day. The U.S. Internal Revenue Service may designate other variable rates that will be treated as objective rates. However, a variable rate is not an objective rate if it is reasonably expected that the average value of the rate during the first half of the Note’s term will differ significantly from the average value of such rate during the final half of its term. A combination of a fixed rate of stated interest for an initial period of one year or less followed by an objective rate is treated as a single objective rate if the value of the objective rate at the issue date is intended to approximate the fixed rate; such a combination of rates is generally treated as a single objective rate if the objective rate on the issue date does not differ from the fixed rate by more than 0.25 percent. An objective rate is, in general, a qualified inverse floating rate if it is equal to a fixed rate reduced by a qualified floating rate, the variations in which can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate (disregarding any interest rate cap, floor, or similar restriction on rate adjustment that is fixed throughout the term of the Note, or is not reasonably expected as of the issue date to cause the yield on the Note to differ significantly from its expected yield absent the restriction).

Contingent Payment Debt Instruments

If the Notes are contingent payment debt instruments, you may obtain the comparable yield and the projected payment schedule by requesting them from Structuring, Investor Solutions Americas, at (212) 412-1101. The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing in securities directly linked to the reference rate. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement.

•

Reference Rate / Interest Payment Risk—Assuming an inside range rate greater than the outside range rate, if, during any interest period, the reference rate is outside the applicable range, then the interest rate for that interest period will be diminished in proportion to the number of calendar days in the interest period that the reference rate is outside the applicable range, and you will not receive the maximum return on the Notes. If the reference rate is outside the applicable range on every calendar day throughout the term of the Notes (excluding the maturity date), then you will receive only the applicable outside range rate for each interest period with respect to your Notes. (If the applicable outside range rate for any interest period is 0% per annum, you will receive no interest payment for that interest period with respect to your Notes.)

FWP–3

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the reference rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the reference rate;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

[Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about                     , 200     , which is the                      business day following the date of this free writing prospectus (this settlement cycle being referred to as “T+    ”). See “Plan of Distribution” in the prospectus supplement.]

FWP–4

US$

BARCLAYS BANK PLC

RANGE ACCRUAL NOTES DUE

MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2007 AND

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 4, 2007)